

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Jamie Miller
Chief Financial Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

      Re: PayPal Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2024
          Filed February 4, 2025
          File No. 001-36859

Dear Jamie Miller:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Brian Yamasaki